

April 25, 2013

<u>Via E-mail</u>
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682

> **Re: Dell Inc.**
> **Schedule 13E-3**
> **Filed March 29, 2013 by Dell Inc., Denali Holding Inc., Silver Lake Partners III, L.P., Mr. Michael S. Dell, MSDC Management, L.P., et al.**
> **File No. 005-42053**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 000-17017**
> **Filed March 29, 2013**

Dear Mr. Tu:

        We have reviewed your filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1.   The preliminary proxy statement, like the form of proxy, also needs to be prominently identified as a "Preliminary Copy." Please revise. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet

Rights of Appraisal, page 9

2.   Please clarify in this section that stockholders must continue to hold their shares until the consummation of the merger in order to exercise appraisal rights under Delaware General Corporation Law.

Questions and Answers about the Special Meeting and the Merger, page 13

3.   Please revise the Q&A on page 16 regarding the payment of termination fees in the event the merger is not consummated to prominently state, if true, that the fee amount of $15 million will be the sole fee payable in the event the transaction is not approved by Dell shareholders.

Special Factors

Background of the Merger, page 19

4.   We noticed Dell adopted a long-term business strategy whereby its business model would be transformed to emphasize its ESS business, which was characterized as providing higher margins than the end-user computing business. Advise us, with a view toward revised disclosure, as to what consideration was given to providing information regarding the valuation of the ESS business on a stand-alone basis.

5.   Please identify the "certain members of the Company's management" who participated in the discussions of the Special Committee and its advisors on September 17, 2012, September 21, 2012, September 23, 2012, October 4, 2012, October 11, 2012, and January 8, 2013.

6.   Please briefly discuss the analysis undertaken and consideration given by the Special Committee on January 29, 2013 of the plan proposed by Southeastern for existing public stockholders to retain an interest in Dell. Refer to Item 1013(b) of Regulation M-A and corresponding Instruction 1 thereto which makes clear that substantive reasons for the rejection of alternatives should be provided.

7.   Please revise to disclose any conditions and/or restrictions connected with Dell's agreement to reimburse the transaction-related expenses for Blackstone and the Parent Parties and their affiliates up to a cap of $25 million. We note that the Special Committee's letter to Carl Icahn dated April 5, 2013 suggests that Blackstone and the Parent Parties agreed to refrain from engaging in a contested proxy solicitation and litigation in exchange for the reimbursement of expenses. Further, please revise page 151 under "The Merger Agreement – Termination Fees; Reimbursement of Expenses" to disclose that Dell has agreed to reimburse expenses up to $25 million.

8.   We note that J.P. Morgan provided the Special Committee with charts on November 16, 2012 showing Dell's revenue for each of its prior seven fiscal quarters and its earnings per share performance compared to consensus earnings estimates. It appears that these presentation materials have not been filed as exhibits to the Schedule 13E-3. Please tell us why these materials have not been filed and confirm that you have filed all written materials, including board books, as exhibits pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A.

9.   On page 26, the disclosure states "Sponsor A proposed a purchase price of $12-$13 per share for all of the Company's outstanding shares, other than those held by Mr. Dell and Southeastern (all of which it assumed would be rolled over in the transaction)." Please clarify whether Southeastern participated in these negotiations or agreed to this proposal.

Reasons for the Merger

Determinations of the Special Committee, page 47

10.   We note that the Special Committee believes that the trading price of the common stock represents the "best available indicator of the Company's going concern value and that the merger consideration is fair to the Company's unaffiliated stockholders." Advise us whether the Special Committee considered the 52-week trading range of the common stock and the historical high prices during that period independent of any consideration given to this information by the financial advisors. Explain whether the prices at which Dell repurchased its shares in the past two years supported Dell's fairness determination. See to Item 8 of Schedule 13E-3 and Instruction (2) to Item 1014(b) of Regulation M-A.

11.   From March 1 through April 16, the trading price of Dell shares at the close of trading was equal to or greater than $14.00 per share. This data point appears to contradict the Special Committee's determination regarding the fairness of the merger consideration. Please reconcile or qualify the Special Committee's statement regarding trading price serving as "the best available indicator" in light of this more recent trading price history.

12.   Please explain why the Special Committee did not view the purchase prices paid in the transactions in the last 60 days to be "relevant" in making its fairness determination. Disclose why net book value is not a "material indictor" of Dell's value as a going concern. Although the disclosure indicates net book value is more indicative of historical costs, it is unclear why this information was not considered as an appropriate comparison.

13.   Please explain what consideration has been given to proposals relating to the "adjustments in the management team" or the "separation of the Company's EUC and ESS businesses" in making the fairness determination. We note that the background section states these strategic alternatives were once being considered by the Special Committee. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

14.   To the extent practicable, the discussion of the strategic alternatives considered by the Special Committee should be clearly identified, consolidated and restated to make clear, if true, that such consideration was on behalf of Dell. The reasons for the rejection of each alternative should be specified and not presented in conclusory fashion, such as the example where the filing simply indicates that neither Mr. Dell nor Silver Lake were "interested" in pursuing a transaction resulting in interests held by public stockholders.

15.   Please be advised that the discussion of strategic alternatives considered may not be limited to those alternatives considered by Dell (or the Special Committee on its behalf). All filing persons are required to comply with Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A, and each filing person must offer a substantive explanation for why each alternative was rejected.

Recommendation of the Board of Directors, page 56

16.   We noticed that Dell's Board determined the Rule 13e-3 transaction is "fair to, and in the best interests of the Company's stockholders." Please revise to state, if true, that the Board's opinion is being expressed on behalf of Dell Inc. The disclosure requirements imposed by Rule 13e-3(b) and Item 1014(a) of Regulation M-A expressly extend and apply to the issuer as distinguished from the issuer's Board.

17.   The fairness determination made by Dell must expressly opine as to whether the transaction is fair or unfair to Dell's unaffiliated security holders. Please revise to specifically reference the unaffiliated security holders as being the security holder constituency to whom the respective fairness determinations have been directed as has been done by the other filing persons. Refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

18.   Please disclose how any filing person relying on the financial advisors' opinion was able to support their respective fairness determination based on such reliance given that the financial advisors' opinion only addressed fairness with respect to all holders of the Dell common stock as distinguished from Dell's unaffiliated shareholders.

Opinion of J.P. Morgan Securities LLC

Public Trading Multiples, page 59

19.   Describe how the companies selected were similar to Dell. For example, describe the "operational characteristics," "financial metrics," as well as the "other reasons" J.P. Morgan selected these companies. Also, provide the reasons why Hewlett-Packard was selected as a single comparison to Dell.

20.   We note that the summary of implied valuation ranges of common stock based on the
       ratio of price per shares to expected earnings uses a reference range of 5.0x to 10.0x.
       Please tell us what consideration was given to selecting the implied valuation ranges
       based on the Dell's business mix. In this regard, explain whether the analysis takes into
       account the percentage of the revenues and income generated by the ESS business
       compared to the End-User Computing business.

Discounted Cash Flow Analysis, page 62

21.   Please describe the methods used by both J.P. Morgan and Evercore to determine Dell's
       weighted average costs of capital to determine its respective discount rate ranges. To the
       extent applicable, please identify the companies that were used for comparison purposes
       in calculating the discount rate ranges.

Opinion of Evercore Group L.L.C.

Trading Multiples Analysis, page 67

22.   Please revise to disclose which BCG Productivity Case (i.e., 25% or 75%) was used to
       calculate the multiples in the chart on page 68.

Discounted Cash Flow Analysis, page 72

23.   We note your statement that Evercore performed a discounted cash flow analysis "for
       reference and informational purposes only." Please explain whether this analysis was
       considered in preparing Evercore's fairness opinion and, if not, why it was not deemed
       material for purposes of a fairness determination.

General, page 73

24.   We noticed that Dell has agreed to pay Evercore "customary fees." Please revise to
       quantify the fee payable by Dell. In instances where the fee might not be readily
       quantifiable, such as the "monthly retainer fee," the amount of monthly retainer fee
       payments made to date should be quantified.

Position of the MD Filing Persons as to Fairness of the Merger, page 79

25.   The disclosure indicates "each of the MD Filing Persons may be deemed to be an affiliate
       of the Company…" Rule 13e-3, by its terms, applies to issuers and affiliates of the issuer
       when engaged in a going private transaction. Please revise to remove the "may be
       deemed" reference that appears intended to operate as a disclaimer of liability. In
       addition, please make corresponding revisions throughout the proxy statement wherever
       this qualification has been included and regardless of the party involved.

Certain Effects of the Merger, page 84

26. Dell's Form 10-K filed on March 12, 2013 indicates that as of February 1, 2013, Dell had approximately $86 million of deferred tax assets related to net operating loss and credit carryforwards acquired during the year. Revise to indicate, if true, that the affiliated filing persons will become the direct beneficiaries of Dell's future use of any accrued carryforwards and quantify this benefit to the extent practicable. Further, revise to quantify the regulatory compliance cost savings realizable by Dell following it ceasing to be publicly held, and indicate that the affiliated filing persons will become the direct beneficiaries of such savings. Please state that both of these benefits will be recurring. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Projected Financial Information, page 86

27. We note that some of the distributed financial projections appear not have been prepared in accordance with U.S. GAAP. While we recognize the projections were not prepared with a view toward public disclosure, the projections have now been disclosed for reasons other than exclusive compliance with Item 1015 of Regulation M-A. Please revise the presentation of financial projections to comply with Regulation G, or advise.

Fiscal Year 2014 Plans and Budgets, page 90

28. Please describe the "concerns" expressed by the Board after the January Internal Plan numbers were revised downward in March and the Board Plan numbers were increased. In addition, describe the factors considered for lowering the Plan numbers.

Financing of the Merger, page 94

29. Revise to quantify the amount of "cash on hand," as referenced in the last bullet point which describes the allocation of transaction financing, that Dell expects to use to complete the merger. Please refer to Item 1007(a) of Regulation M-A.

Debt Financing, page 97

30. Disclose any material terms, such as covenants or restrictions, which are in the proposed debt financing instruments. Further, describe the provisions relating to the "repayment of certain outstanding debt of the Company" as part of the debt financing.

Interests of the Company's Directors and Executive Officers in the Merger, page 102

31. The Form 8-K filed by Dell on April 23, 2013 describes compensatory arrangements of certain officers. Advise us if Dell plans to summarize herein its new executive retention agreements. Refer to Item 5 of Schedule 13E-3 and Item 1005(a) of Regulation M-A.

Lawrence P. Tu
Dell Inc.
April 25, 2013
Page 7

The Merger Agreement, page 126

32.   We note the cautionary statement that the merger agreement and related summary should
not be relied upon as disclosures regarding any facts and circumstances relating to Dell or
any of its subsidiaries or affiliates. To the extent the disclosure in or otherwise relating to
the merger agreement has changed or is no longer accurate, we believe an obligation
exists to revise the public disclosure. Please revise as appropriate.

Important Information Regarding Dell, page 153

33.   Dell's Forms 10-K filed on March 13, 2012 and March 12, 2013 indicate that Dell
repurchased 36 million shares of common stock during fiscal year 2012 and 46 million
shares of common stock in fiscal year 2013. Please advise us why disclosure of these
repurchases appears not have been expressly made in response to Item 2 of Schedule
13E-3 and corresponding Item 1002(f) of Regulation M-A.

Historical Selected Financial Information, page 159

34.   Revise to provide all of the summarized financial information required by Item 1010(c).
For example, under balance sheet data, please disclose all current and noncurrent assets
and current and noncurrent liabilities. Refer to Instruction 1 to Item 13 of Schedule 13E-
3 and Item 1010(c) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 161

35.   Please revise footnote two to disclose the individual(s) who has(have) voting and
dispositive power with respect to the Southeastern Asset Management, Inc., shares.

Annex B – Opinion of J.P. Morgan

36.   The last two sentences of the opinion invite questions as to whether Dell's unaffiliated
shareholders may freely rely upon the opinion and the related narrative disclosures.
Please supplement Annex B or revise the narrative disclosures to make clear, if true, that
J.P. Morgan has provided its written approval for the unconditional inclusion of its
opinion in the proxy statement and Schedule 13E-3. To the extent the objectionable
statements are not qualified, please provide the qualifying disclosures requested by the
Division of Corporation Finance which are accessible via the following link:
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since Dell, the other filing persons, and their respective management professionals possess all facts relating to the public disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions

cc: Via Email
        Jeffrey J. Rosen, Esq.
        Debevoise & Plimpton LLP